AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON April 5, 2000

                                                      REGISTRATION NO. 333-_____
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
 .
                            CHAPARRAL RESOURCES, INC.
              ----------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)

           Delaware                                              84-0630863
           --------                                              ----------
(State or Other Jurisdiction of                              (I.R.S. Employer
 Incorporation or Organization)                           Identification Number)

                       16945 Northchase Drive, Suite 1620
                              Houston, Texas 77060
                            Telephone: (281) 877-7100
     ----------------------------------------------------------------------
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

                              Mr. Michael B. Young
                       16945 Northchase Drive, Suite 1620
                              Houston, Texas 77060
                            Telephone: (281) 877-7100
             --------------------------------------------------------
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)

                                   Copies to:
                               Mark S. Croft, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                        1900 Pennzoil Place - South Tower
                              711 Louisiana Street
                              Houston, Texas 77002
                            Telephone: (713) 220-5800

     Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. |_|

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| ________________

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| ________________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                         CALCULATION OF REGISTRATION FEE
================================================================================
     Title of Each Class Of           Proposed Maximum            Amount Of
 Securities To Be Registered              Aggregate            Registration Fee
                                      Offering Price(2)
--------------------------------------------------------------------------------
Subscription Rights(1)                       --                      --
Common Stock, par value
  $.0001 per share                       $9,858,000                 $2,603
================================================================================
(1) Evidencing the right to subscribe for shares of Common Stock as described below. Pursuant to Rule 457(g), no separate registration fee is required for the rights because the rights are being registered in the same registration statement as the Common Stock underlying the rights.
(2) Calculated in accordance with Rule 457(o) based on the estimated maximum aggregate offering price of the Common Stock.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

Prospectus

                        5,300,000 SHARES OF COMMON STOCK

                                    CHAPARRAL
                            CHAPARRAL RESOURCES, INC.

     Chaparral Resources, Inc. is offering 5,300,000 shares of common stock to our stockholders who owned shares of our common stock as of the close of business on _________, 2000, the record date.

     o You will receive, at no cost, one right for each share of our common stock you own on the record date.

     o Each right entitles you to subscribe for and purchase .6346 of a share of our common stock.

     o The subscription price for your right is $1.18 per right, which is equal to $1.86 per share of our common stock.

     o We will not issue fractional shares of common stock, and we will not pay cash in place of fractional shares.

     o The rights are exercisable beginning on the date of this prospectus and continuing until 5:00 p.m., Central Daylight Savings Time, on June 16, 2000, the expiration date.

     o If you want to participate in this offering, we recommend that you submit your subscription documents to the subscription agent before the expiration date or to your broker or bank at least 10 days before the expiration date.

     o All subscriptions will be held in escrow by our subscription agent, American Securities Transfer & Trust, Inc., until the expiration date.

     o    Your rights are not transferable.

     o    The rights will not be listed for trading on any stock exchange.

     o We reserve the right to cancel this offering at any time before the expiration date.

     There is no minimum number of shares that we must sell in order to complete this offering. Stockholders who do not participate in this offering will continue to own the same number of shares, but will own a smaller percentage of the total shares outstanding to the extent that other stockholders participate in this offering.

     Our common stock is quoted for trading on The Nasdaq SmallCap Market under the trading symbol "CHAR." The closing price of our common stock on March 31, 2000 was $9.50 per share.

                                                  Per Right           Total
                                                  ---------           -----
Proceeds to Chaparral ........................      $1.18          $9,858,000


     The expenses of this offering that we will pay, estimated at $485,000, have not been deducted from the proceeds to Chaparral.

     See "Risk Factors" on page 8 for a discussion of factors you should consider in connection with this offering.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities nor passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

               The date of this prospectus is _____________, 2000.

                                Table of Contents

                                                                           Page
                                                                           ----

Questions and Answers About This Offering.....................................1
Prospectus Summary............................................................3
Risk Factors..................................................................8
Special Note Regarding Forward-Looking Statements............................18
Where You Can Find More Information..........................................18
The Offering.................................................................20
Use of Proceeds..............................................................23
Opinion of Financial Advisor.................................................23
Federal Income Tax Consequences..............................................26
Disclosure of Commission Position on
  Indemnification for Securities Act Liabilities.............................27
Legal Matters................................................................27
Fairness Opinion of Financial Advisor...................................Annex A

     You should rely only on the information contained is this prospectus or to which we have referred you. We have not authorized anyone to provide you with different information. This document may be used only where it is legal to sell these securities. The information in this prospectus is only accurate on the date of this prospectus.

     In this prospectus, all references to "Chaparral," "we," "us," and "our" refer to Chaparral Resources, Inc., its subsidiaries, and its 50% interest in Closed Type JSC Karakudukmunay, unless indicated otherwise.

                    Questions and Answers About This Offering

What is a rights offering?

     A rights offering is a distribution of rights to stockholders with a subscription privilege.

What is the subscription privilege of the rights?

     The subscription privilege of the rights entitle you to subscribe for and purchase shares of our common stock offered in this offering upon payment of the subscription price. Each right entitles you to subscribe for and purchase .6346 of a share of our common stock.

What is the subscription price?

     The subscription price is $1.18 per right, which is equal to $1.86 per share of our common stock.

To whom will the rights be distributed?

     We are distributing the rights, on a pro rata basis, to our stockholders of record as of ________________, 2000. We are conducting this offering to raise capital only from our existing stockholders.

Why are we conducting this offering?

     We entered into a $24,000,000 loan agreement (the "Loan") with Shell Capital Limited ("Shell Capital") and other lenders. The Loan requires that we raise at least $6,000,000 of new equity. This offering will enable us to satisfy the requirements of the Loan, and our stockholders will have the opportunity to maintain their percentage of ownership of Chaparral.

Am I required to subscribe in this offering?

     No. If you do not subscribe fully, however, your percentage ownership interest in our common stock will be reduced.

When can I exercise my right?

     This offering will begin as of the date of this prospectus, and it will expire at 5:00 p.m., Central Daylight Savings Time, on June 16, 2000, unless we extend it. The subscription agent must actually receive all required subscription documents and payments before the expiration time and date. After that date and time, you will not be able to exercise your right and they will be worthless.

Will I be charged a commission or fee if I exercise my right?

     No. We will not charge you a brokerage commission or a fee for exercising your rights. However, if you exercise your right through a broker, dealer or nominee, you will be responsible for any fees charged by your broker, dealer or nominee.

May I transfer my right if I do not want to purchase any shares?

     No. The rights are not transferable. If you do not want to purchase additional shares, you do not have to do anything, and your right will expire worthless.

If I exercise my right, may I cancel my exercise or change my decision?

     No. All exercises of rights are irrevocable, unless the conditions to completion of this rights offering are not satisfied or unless they are waived before the subscription period ends. In that case, we may extend the subscription period and you will be able to change your decision.

If this offering is not completed for any reason, will my subscription payment be refunded to me?

     Yes. The subscription agent will hold all funds it receives in escrow until this offering is completed or terminated. If this offering is not completed, the subscription agent will promptly return all subscription payments, without interest.

What should I do if I have other questions about this offering?

     If you have questions or need assistance, please contact American Securities Transfer & Trust, Inc., our information and subscription agent for this offering, by mail or telephone at:

                   American Securities Transfer & Trust, Inc.
                      12039 West Alameda Parkway, Suite Z-2
                            Lakewood, Colorado 80228
                                 (303) 986-5400.

                               Prospectus Summary

     This entire summary is qualified by the more detailed information and financial statements and related notes incorporated by reference into, or appearing elsewhere in, this prospectus.


                            Chaparral Resources, Inc.

Our Business

     Chaparral Resources, Inc. is an independent oil and gas exploration and production company. Our strategy is to acquire and develop foreign oil and gas projects in emerging markets, specifically targeting fields with previously discovered reserves, which have never been commercially produced or could be materially enhanced by our management team and technical expertise.

     Through a subsidiary, we own a 50% interest in Closed Type JSC Karakudukmunay ("KKM"), a Kazakh joint stock company that holds a governmental license (the "License") to develop the Karakuduk Oil Field (the "Karakuduk Field"). The Karakuduk Field is a 16,900-acre oil field in the Republic of Kazakhstan. The government of the former Soviet Union discovered the Karakuduk Field in 1972 and drilled 22 exploratory and development wells, none of which were produced commercially. KKM has re-established oil production from some of the existing wells previously drilled in the Karakuduk Field, as well as initiating its own drilling program. KKM began commercial oil production from the Karakuduk Field as of November 1, 1999. Our business strategy is to fully develop and commercially produce the oil reserves in the Karakuduk Field.

     Currently, the Karakuduk Field is our only oil field. We are in the process of identifying and evaluating other oil fields for possible acquisition and development.


Corporate Information

     Our address is 16945 Northchase Drive, Suite 1620, Houston, Texas 77060, and our telephone number is (281) 877-7100.


Recent Developments

     We recently issued $13,339,769 aggregate principal amount of our 8% Non-Negotiable Convertible Subordinated Promissory Notes, or the Notes. The proceeds of these Notes were used to provide interim funds pending the consummation of our Loan and to repay or otherwise retire our existing term debt. The Notes, together with accrued but unpaid interest through March 31, 2000, were converted into approximately 7,370,936 shares of common stock at a conversion price of $1.86 per share. The newly issued stock increased the amount of our outstanding common stock by approximately 751%. Since the Notes converted before the record date for this offering, the stockholders that acquired the shares issued pursuant to the conversion of the Notes are eligible to participate in this rights offering.

                                  The Offering

Securities offered.....................   Chaparral is offering 5,300,000
                                          shares of its common stock to be
                                          issued upon exercise of the rights.

Nasdaq symbol..........................   Our common stock is traded on The
                                          Nasdaq SmallCap Market under the
                                          symbol "CHAR."

Shares of common stock outstanding
 prior to this offering ...............   8,351,417 outstanding on March 31,
                                          2000.

Shares of common stock outstanding
 after this offering ..................   13,651,417, if this offering is
                                          fully subscribed and is completed.

The rights.............................   The rights have a subscription
                                          privilege that entitles the holder
                                          to purchase up to a pro rata
                                          portion of this offering. Each
                                          right will entitle the holder to
                                          acquire an additional .6346 of a
                                          share of common stock for each
                                          share of common stock held of
                                          record on the record date for this
                                          offering, rounded down to the
                                          nearest whole number of shares.

Transferability of rights..............   The rights are not transferable.

Subscription price.....................   $1.18 per right, which is equal to
                                          $1.86 per share of our common
                                          stock, payable in cash. Payment by
                                          personal check must clear payment
                                          on or before the expiration date
                                          and may require five or more
                                          additional business days in which
                                          to clear payment. Chaparral
                                          recommends that stockholders pay
                                          the subscription price by check
                                          drawn on a U. S. Bank or U.S.
                                          postal money order.

Basis for subscription price...........   Our Board of Directors determined
                                          the subscription price.

Expiration date and time...............   The rights expire at 5:00 p.m.,
                                          Central Daylight Savings Time, on
                                          June 16, 2000, unless we extend it.

Subscription agent.....................   American Securities Transfer &
                                          Trust, Inc., or AST.

Information agent......................   AST.

Exercise of rights.....................   You may exercise your right by
                                          forwarding the attached
                                          subscription documents, with
                                          payment in full of the aggregate
                                          subscription price, to the
                                          subscription agent prior to the
                                          expiration date at either of the
                                          following addresses:

                                          By mail: American Securities
                                                   Transfer & Trust, Inc.
                                                   P.O. Box 1596
                                                   Denver, Colorado 80201-1596

                                          By hand or  overnight
                                          courier:
                                                   American Securities
                                                   Transfer & Trust, Inc.
                                                   12039 West Alameda
                                                   Parkway, Suite Z-2
                                                   Lakewood, Colorado 80228

                                          You may deliver the documents and
                                          payments by mail or commercial
                                          courier.  If regular mail is used
                                          for this purpose, we recommend
                                          that you use insured, registered mail.

Payment adjustments....................   If you send a payment that is
                                          insufficient to purchase the
                                          number of shares requested, or if
                                          the number of shares requested is
                                          not specified in the forms, the
                                          payment received will be applied
                                          to exercise the subscription
                                          privilege to the extent of the
                                          payment, up to your pro rata share
                                          of the offering. If the payment
                                          exceeds the subscription price for
                                          the full exercise of the
                                          subscription privilege, the excess
                                          payment will be refunded as soon
                                          as received under this offering.

Nominee accounts.......................   If you wish to purchase shares in
                                          this offering and your shares are
                                          held by a securities broker, bank,
                                          trust company or other nominee,
                                          you should promptly contact those
                                          record holders and request them to
                                          exercise rights on your behalf.
                                          You may also contact the nominee
                                          and request the nominee to send
                                          the subscription documents to you.

                                          You are responsible for the
                                          payment of any fees that brokers
                                          or other persons holding your
                                          shares may charge.

No revocation..........................   If you exercise your right, you
                                          are not allowed to revoke or
                                          change the exercise, or to receive
                                          a refund of monies paid.

Refund of subscription price...........   If this offering is not completed,
                                          then AST will refund, to those
                                          persons who subscribed for shares
                                          in this offering, all payments,
                                          without interest, received from
                                          those subscribers.

Opinion of financial advisor...........   Our financial advisor has
                                          delivered both an oral and written
                                          opinion that this offering is fair
                                          to our public stockholders from a
                                          financial point of view.

No board or committee recommendation ..   Neither our Board of Directors,
                                          any committee of the Board of
                                          Directors nor our financial
                                          advisor makes any recommendation
                                          to stockholders regarding the
                                          exercise of rights under this
                                          offering.

Federal income tax consequences .......   You will not recognize taxable
                                          income for federal income tax
                                          purposes upon receipt of your
                                          rights, nor will you recognize a
                                          gain or loss upon the lapse of the
                                          rights without exercise. However,
                                          if you sell the stock you acquire
                                          pursuant to this offering, you
                                          will recognize taxable income
                                          equal to the excess of the amount
                                          realized over your basis in those
                                          shares.

Stock certificates.....................   We will deliver stock certificates
                                          representing the common stock
                                          purchased under the rights as soon
                                          as possible after the expiration
                                          date.



                      Important Dates and Times to Remember

Record date                                        _______________________, 2000

Expiration date and time                           June 16, 2000 at 5:00 p.m.,
                                                   Central Daylight Savings Time

                             Summary Financial Data

     We are providing the following selected historical information to aid you in your analysis of the financial aspects of this offering. This information is only a summary and you should read it in conjunction with our historical financial statements (and related notes) contained in our Annual Report on Form 10-K that has been filed with the Securities and Exchange Commission ("SEC" or the "Commission"). See "Where You Can Find More Information" on page 18.

                                                                                  Year Ended December 31,
                                                                   ----------------------------------------------------
                                                                       1997                1998                1999
Statement of Operations Data                                       ------------        ------------        ------------
   Oil and gas sales .........................................     $       --          $       --          $       --
   Production costs ..........................................             --                  --                  --
   Depreciation and depletion ................................            7,000              14,000              31,000
   General and administrative ................................        1,654,000           3,017,000           2,392,000
                                                                   ------------        ------------        ------------
   Loss from operations ......................................       (1,661,000)         (3,031,000)         (2,423,000)
   Other expense .............................................         (728,000)           (999,000)         (2,740,000)
                                                                   ------------        ------------        ------------
   Loss before extraordinary items ...........................       (2,389,000)         (4,030,000)         (5,163,000)
   Extraordinary loss ........................................         (214,000)           (236,000)               --
                                                                   ------------        ------------        ------------
   Net loss ..................................................     $ (2,603,000)       $ (4,266,000)       $ (5,163,000)
                                                                   ============        ============        ============


   Loss per share - basic and diluted ........................     $      (3.76)       $      (4.75)       $      (5.28)
   Weighted average shares outstanding - basic and diluted ...          692,691             898,477             978,391



                                                                                  As of December 31, 1999
                                                                   ------------------------------------------------------
                                                                    Historical        As Adjusted (1)     As Adjusted (2)
                                                                    ----------        ---------------     ---------------
Balance Sheet Data
   Cash and cash equivalents .................................     $     23,000        $  3,323,000        $ 12,696,000
   Restricted cash ...........................................          578,000             578,000             578,000
   Working capital ...........................................       (2,941,000)            485,000           9,858,000
   Oil and gas properties and investments - full
         cost method - Republic of Kazakhstan
         (Karakuduk Field) - subject to depletion ............       38,151,000          38,151,000          38,151,000
   Total assets ..............................................       41,303,000          44,603,000          53,976,000
   Stockholders' equity ......................................       22,851,000          35,853,000          45,226,000

----------
(1) As adjusted to reflect the conversion of the Notes plus accrued but unpaid interest thereon as of December 31, 1999, plus conversion of $3,300,000 in additional Notes issued in January and February 2000.

(2) As adjusted to reflect (i) the conversion of the Notes plus accrued but unpaid interest thereon as of December 31, 1999, plus conversion of $3,300,000 in additional Notes issued in January and February 2000 and (ii) the net proceeds from this offering.

                                  Risk Factors

     An investment in our common stock is speculative and involves a high degree of risk. Before exercising your rights, you should carefully consider the following factors, which may affect our current operations and future prospects, in addition to the other information contained in this prospectus. You should exercise your right only if you are sophisticated in financial matters and business investments.

Risks Related to This Offering
------------------------------

Recent issuances of our common stock may have diluted your ownership percentage, and if you do not exercise your right, your percentage of ownership of Chaparral could further decrease.

     We issued 7,370,936 shares of common stock upon conversion of the Notes, together with accrued but unpaid interest through March 31, 2000. This newly issued stock increased the amount of outstanding common stock by approximately 751%. These new shares of common stock have significantly diluted both your ownership interest and may dilute the per share value of those shares. Because the number of outstanding common stock shares has increased, your ownership interest in Chaparral has decreased.

     Since the Notes have already been converted into common stock, the holders of that stock will be entitled to participate in this offering and, therefore, maintain their respective ownership interests in Chaparral. In order to maintain your current ownership interest, you must exercise your right to purchase your pro rata portion of this offering. If you choose not to exercise your right, your relative ownership interest in Chaparral will be diluted by the issuance of shares of common stock to those stockholders who exercise their rights.

The subscription price was determined by our Board of Directors and bears no relationship to the value of our assets, financial condition or other established criteria for value.

     Our Board of Directors determined the subscription price. The subscription price does not necessarily bear any relationship to the book value of our assets, past operations, cash flow, earnings, financial condition or any other established criteria for value and should not be considered an indication of our underlying value. If you purchase shares of common stock, and their true value is less than the subscription price, then you will have paid for the shares more than they are worth, and you may be unable to sell them at a price that is equal to or above what you paid.

You cannot revoke your exercise of your right for any reason.

     Once you exercise your right and submit the subscription documents to the subscription agent, you may not revoke the exercise for any reason.

After you exercise your right, the trading price of our common stock may decline, and the value of your investment may be reduced.

     Our common stock may trade at prices below the subscription price at any time after the date of this prospectus. The public trading market price of our common stock may decline before the rights expire. Therefore, if you exercise your right and the public trading market price of our common stock decreases below $1.86, then you will have committed to buy shares of common stock at a price above the prevailing market price. Moreover, you may be unable to sell your shares of common stock at a price equal to or greater than the subscription price because it may be impossible to find a buyer who is willing to purchase shares at a price that is greater than their market price.

You cannot sell any shares of common stock that you purchase in this offering until you receive a share certificate.

     After this offering is completed, we will deliver certificates representing shares of our common stock to all stockholders who purchase shares in this offering. We will deliver the certificates as soon as is practicable after expiration of this offering. However, until you receive a certificate, you will not be able to sell the shares of common stock that you purchase. If the value of our stock declines after you exercise your right, but before you receive your certificate, you may suffer losses as you wait to receive your certificate and to sell your shares.

Risks Related to Our Business
-----------------------------

We have sustained significant operating losses in recent years, and we may fail as an operating company.

     We have incurred significant operating losses for each of our last five fiscal years. We had an accumulated deficit of $24,983,000 as of December 31, 1999.

     Currently, there is substantial doubt about our ability to continue as a going concern. Our auditors have included a "going concern" explanatory paragraph in their report on our consolidated financial statements for the year ended December 31, 1999.

We are substantially leveraged which limits our ability to raise additional financing.

     Our Loan with Shell Capital subjects us to a significant number of restrictions, including various representations and warranties, positive and negative covenants, and events of default. These restrictions include, but are not limited to, the following:

     o Pledge of Assets. We pledged substantially all of our assets to Shell Capital, including our interest in the Karakuduk Field. If an event of default occurs under the Loan and is not timely cured, Shell Capital is entitled to certain remedies, including the right to accelerate repayment of the loan and obtain our rights to the Karakuduk Field.

     o Business Alteration. We cannot engage in any other business except the ownership of KKM and the operation of the Karakuduk Field without the prior consent of Shell Capital.

     o Change in Control. We cannot enter into any transaction whereby a "group" as defined in the Securities Exchange Act of 1934 (the "Exchange Act") acquires or otherwise gains control of 20% or more of our outstanding shares of voting stock. Certain transactions are exempt from this restriction, including, the conversion of our Notes, this offering, conversion of our outstanding Series A preferred stock, the exercise of a warrant for Shell Capital to purchase up to 15% of our outstanding common stock (the "Shell Warrant"), and a grant of non-statutory or statutory options to purchase up to 15% of our outstanding common stock to our officers, directors, employees, and consultants under a proposed long-term incentive compensation plan to be adopted during the fiscal year 2000 (the "2000 Long-term Incentive Plan"). The Series A preferred stock, the Shell Warrant and the 2000 Long-term Incentive Plan contain certain anti-dilution provisions. Furthermore, Allen & Company Incorporated ("Allen") and Whittier Ventures, LLC ("Whittier"), have agreed not to sell or otherwise transfer any of our common stock on or before June 30, 2000, and at no time let their ownership in us fall below 20%, unless otherwise agreed with Shell Capital.

     o Charged Accounts. We must retain all cash receipts from oil sales, proceeds from the Loan, and any other funds raised through approved equity or debt offerings in pledged bank accounts (the "Charged Accounts"). The Charged Accounts are controlled by Shell Capital. We retain title to the Charged Accounts, but Shell Capital directs all cash movements at our request. On a monthly basis, we request transfers of funds from the Charged Accounts into certain operating accounts controlled directly by us or by KKM, respectively.

     o Cash Expenditures. We must expend funds in accordance with capital and operating budgets approved by Shell Capital on an annual basis, unless otherwise approved by Shell Capital.

     o Project Completion. KKM must reach project completion on or before September 30, 2001. Project completion occurs when various conditions are met by us and KKM, including, but not limited to: (i) receipt by Shell Capital of an independent engineer's reserve report evidencing proven developed reserves of at least 30 million barrels in the Karakuduk Field, (ii) sustaining average production of 13,000 barrels of oil per day from the Karakuduk Field for a period of 45 consecutive days, (iii) sustaining water injection at an average rate of 15,000 barrels per day over 45 consecutive days, (iv) injection of lift gas into one well over a 24 hour period, and (v) various other financial and technical milestones ("Project Completion").

     o Share Capital. We cannot purchase, issue, or redeem any of our share capital without the prior approval of Shell Capital.

     o Future Indebtedness. We cannot borrow money, other than trade debt, without the approval of Shell Capital.

     o Sale of Significant Assets. We cannot dispose of any significant assets, including capital stock in our subsidiaries, without the approval of Shell Capital.

     o Leases. Without Shell Capital's approval, KKM cannot enter into any lease or license arrangement with annual payments in excess of $1,000,000 and we will not enter into any lease or license arrangement with annual payments in excess of $200,000.

     o Dividends. KKM cannot pay dividends prior to Project Completion, and then only subject to certain restrictions. We cannot pay any dividends without Shell Capital's consent.

     o Overseas Private Investment Corporation ("OPIC") Insurance. We must maintain OPIC political risk insurance throughout the duration of the Loan.

     o Transportation Risk Insurance. In March 2000, we paid Shell Capital for a beneficial interest in Shell Capital's policy for transportation risk insurance, which covers certain circumstances whereby KKM would be unable to export crude oil production outside of the Republic of Kazakhstan through the existing pipeline routes.

     o Hedge Agreement. On February 11, 2000, the Company purchased for $4,000,000 put contracts to sell 1,562,250 barrels of North Sea Brent crude (the "Hedge Agreement"). We will not cancel or terminate the hedging contracts entered into as part of the Loan or enter into any other hedging transaction without Shell Capital's consent.

     The terms and conditions and related financing costs of the Loan are significant. A substantial portion of our future cash flow from operations will be required for debt service and may not be available for other purposes. Our ability to obtain additional debt or equity financing in the future for working capital, capital expenditures, or acquisitions is also restricted, as well as our ability to acquire or dispose of significant assets or investments. These restrictions may make us more vulnerable and less able to react to adverse economic conditions. Our failure to meet the terms of the Loan could result in an event of default and the loss of our investment in the Karakuduk Field.

     As of March 31, 2000, we have borrowed $13,800,000 under the Loan. The Loan proceeds were utilized to pay $2,225,000 in outstanding debt issuance costs, $4,000,000 for the Hedge Agreement, $750,000 for transportation risk insurance, $157,500 for the initial OPIC insurance premium, $6,000,000 for KKM's operations, and $667,500 for our corporate overhead.

If we are unable to fulfill the requirements to maintain our License to operate in the Karakuduk Field, we will be unable to continue our operations in the Karakuduk Field.

     KKM's License allows KKM to explore and develop the Karakuduk Field. The License establishes minimum work thresholds and capital spending requirements that KKM must meet in order to maintain its interest in the Karakuduk Field.

     As of March 31, 2000, KKM is required to drill 6 additional new wells and invest an additional $13,500,000 in the development of the Karakuduk Field by June 30, 2000, unless we obtain waivers or deferrals from the licensing authority. We are required to provide funds necessary for KKM to enable it to satisfy the work plan and maintain our interest in the Karakuduk Field. If necessary, KKM will request a deferral of these financial commitments; however, there is no guarantee that the licensing authority will grant a deferral.

     KKM's failure to satisfy the conditions under the License could cause the licensing authority to cancel the License. If the License is cancelled, we will be unable to develop and sell oil produced from the Karakuduk Field, and we will have no other source of revenues.

Our efforts to develop, produce, and market oil reserves may be unsuccessful.

     The development of oil reserves is a high risk endeavor and is frequently marked by unprofitable efforts, such as:

     o    drilling unproductive wells;

     o drilling productive wells which do not produce sufficient amounts of oil to return a profit; and

     o production of developed oil reserves which cannot be marketed or cannot be sold for adequate market prices.

     We cannot guarantee that we will be able to successfully develop, produce, and market the oil reserves underlying the Karakuduk Field or elsewhere. The development of oil reserves inherently involves a high degree of risk, even though the reserves are proven. Our risks are increased because our activities are concentrated in areas where political or other unknown developments could adversely affect commercial development of the reserves. Costs necessary to acquire, explore, and develop oil reserves are substantial. We cannot guarantee that we will recover the costs incurred to acquire and develop the Karakuduk Field and if the costs incurred exceed our revenues, then our operations will not be profitable. If we fail to generate sufficient cash flow from operations to repay the Loan, we may lose our entire investment in the Karakuduk Field pledged as collateral to Shell Capital.

We may be unable to compete effectively with larger, well-capitalized or more experienced companies in the oil & gas industry.

     We compete in all areas of the exploration and production segment of the oil and gas industry with a number of other companies. These companies include large multinational oil and gas companies and other independent operators with greater financial resources and more experience than us. We do not hold a significant competitive position in the oil industry. Within Kazakhstan alone, we compete both with major oil and gas companies and with independent producers for, among other things, rights to develop oil and gas properties, access to limited pipeline capacity, procurement of available materials and resources, and hiring qualified local and international personnel.

The oil market is unstable.

     The current market for oil is characterized by instability. This instability has caused fluctuations in world oil prices in recent years and there can be no assurance of any price stability in the future. The production and sale of oil from the Karakuduk Field may not be commercially feasible under market conditions prevailing in the future. The price we receive for our oil may not be sufficient to generate revenues in excess of our costs of production or sufficient cash flow to service our debt obligations. If so, we will be unable to generate profits and could default on our Loan.

     We are uncertain about the prices at which we will be able to sell oil that we produce. Our estimated future net revenue from oil sales is highly dependent on the price of oil, as well as the amount of oil produced. The energy market makes it difficult to estimate future prices of oil. Various factors beyond our control affect these prices. These factors include:

     o    domestic and worldwide supplies of oil;

     o the ability of the members of the Organization of Petroleum Exporting Countries, or OPEC, to agree to and maintain oil price and production controls;

     o    political instability or armed conflict in oil-producing regions;

     o    the price of foreign imports;

     o    the level of consumer demand;

     o    the price and availability of alternative fuels;

     o    the availability of pipeline capacity; and

     o    changes in existing federal regulation and price controls.

     It is likely that oil prices will continue to fluctuate as they have in the past. Current oil prices are not representative of oil prices in either the near or short-term. We do not expect oil prices to maintain current price levels and do not base our capital spending decisions on current market prices.

We have hedged a significant portion of our future oil production.

     In February 2000, we purchased, for $4,000,000, hedges (put contracts) for a total of 1,562,250 barrels of North Sea Brent crude oil. The exercise prices of the hedges range from $22.35 to $17.25 per barrel, with monthly expiration dates beginning in October 2000 and ending December 2002. Given the volatile nature of prices for oil, it is possible that all or a significant portion of the hedges could reach maturity with oil prices in excess of the applicable strike prices, rendering the hedges worthless. If so, our entire hedge investment could be lost or significantly impaired. We cannot sell or terminate the hedges without the approval of Shell Capital, which may prevent us from taking advantage of changes in oil prices, which might increase the value of all or part of the hedges.

We may face liability for risks associated with drilling for and producing oil and gas.

     There are many risks incident to drilling for and producing oil and gas. These risks include blowouts, cratering, fires, equipment failure and accidents. Any of these events could result in personal injury, loss of life and environmental and/or property damage. If such an event does occur, we may be held liable, and we are not fully insured against these risks. In fact, many of these risks are not insurable. The occurrence of such events that are not fully covered by insurance may require us to pay damages, which would reduce our profits.

Because we do not entirely own and control KKM, we must obtain the consent of other KKM stockholders in order to take major actions, or operations may come to a standstill.

     Through a subsidiary, we own a 50% interest in KKM. The other stockholders of KKM are KazakhOil, the national petroleum company of the Republic of Kazakhstan ("KazakhOil"), and a private Kazakhstan joint stock company. KazakhOil owns a 40% interest in KKM and the private Kazakh joint stock company owns the remaining 10%. The government of Kazakhstan indirectly owns 40% of KKM through KazakhOil's direct ownership interest.

     Because we only control a 50% interest in KKM, we must seek the approval of one of the other two stockholders before KKM can take any major action. If we are unable to obtain the approval of one of these stockholders, the operations of KKM may come to a standstill. There are no practical mechanisms in the agreements among the KKM stockholders to effectively resolve deadlocks. A deadlock could halt KKM's operations and ultimately result in the loss of KKM's rights to explore and develop the Karakuduk Field.

We may have to file for bankruptcy if we do not achieve profits and/or cannot find additional sources of capital.

     We have failed to achieve a profit for the last five fiscal years. If we continue to incur operating losses and are unable to raise sufficient capital to satisfy our financial commitments and repay our indebtedness, we may be forced to file for protection against our creditors under federal bankruptcy laws. If we file for such protection, our creditors will be paid prior to you, our stockholders. We are restricted from raising additional financing without the consent of Shell Capital, our largest creditor. In addition, if we file for bankruptcy protection, the market for our common stock may no longer exist.

Risks Related to Operating in Kazakhstan
----------------------------------------

Our contracts with Kazakh agencies may be arbitrarily cancelled or re-negotiated by the government of the Republic of Kazakhstan.

     Our ability to develop the Karakuduk Field is dependent on fundamental contracts that we have with governmental agencies in Kazakhstan, including the License. The government of Kazakhstan may arbitrarily cancel our contracts or may force them into re-negotiation. Cancellation or re-negotiation of contracts could result in less favorable terms for us and could reduce or eliminate revenues. While we have political risk insurance coverage, there is no assurance that such a cancellation or re-negotiation would be recoverable under the political risk policy or any proceeds received would be sufficient to satisfy our losses incurred or to repay our outstanding indebtedness.

The environmental regulations to which we are subject may become more numerous, and compliance with them may become more expensive.

     We must comply with Kazakh laws and international requirements that regulate the discharge of materials into the environment. Environmental protection and pollution control could, in the future, become so restrictive as to make production unprofitable. Furthermore, we may be exposed to potential claims and lawsuits involving such environmental matters as soil and water contamination and air pollution. We are currently in compliance with all local and international environmental requirements and are closely monitored by the Kazakh environmental authorities. We have not made any material capital expenditures for environmental control facilities and have no plans to do so in the foreseeable future.

Other government regulations may make our operations in Kazakhstan less profitable.

     Our operations may be subject to other regulations by the government of the Republic of Kazakhstan or other regulatory bodies responsible for the area in which the Karakuduk Field is located. In addition to taxation, customs declarations and environmental controls, regulations may govern such things as drilling permits and production rates. Drilling permits could become difficult to obtain or prohibitively expensive. Production rates could be set so low that they would make production unprofitable. These regulations may substantially increase the costs of doing business and may prevent or delay the starting or continuation of any given exploration or development project.

     All regulations are subject to future changes by legislative and administrative action and by judicial decisions. Such changes could adversely affect the petroleum industry in general, and us in particular. It is impossible to predict the effect that any current or future proposals or changes in existing laws or regulations will have on our operations.

If disputes arise, we may be unable to enforce our rights.

     The laws of the Republic of Kazakhstan govern our operations and a number of our significant agreements. As a result, we may be subject to arbitration in Kazakhstan or to the jurisdiction of the Kazakh courts. Even if we seek relief in the courts of the United States, we may not be successful in subjecting foreign persons to the jurisdiction of those courts. In addition, we may be prevented from enforcing our rights with respect to government agencies, regulatory bodies, or other entities of Kazakhstan because they may consider themselves immune from the jurisdiction of any court.

The Republic of Kazakhstan currency may devalue and may decrease the worth of our investments in Kazakhstan.

     The devaluation of the tenge, the currency of the Republic of Kazakhstan, could significantly decrease the value of the monetary assets that we hold in Kazakhstan as well as our assets in that country that are based on the tenge. Devaluation could also create uncertainty with respect to the future business climate in Kazakhstan and to our investment in that country.

We may encounter difficulty in conducting operations in the Karakuduk Field due to social, political and economic instability in the region.

     We may encounter unexpected difficulties in conducting operations in Kazakhstan. Kazakhstan is a relatively new country and there is uncertainty as to the status of Kazakh law, the stability of the country and the region, and the autonomy of the parties involved with us in Kazakhstan.

     In order to counteract some of these potential difficulties, we obtained political risk insurance through OPIC covering 90% of the book value of our investment in KKM up to a maximum of $50,000,000. Our OPIC policy provides coverage for certain acts, which could be committed against us by the government of the Republic of Kazakhstan or other parties in times of severe political instability. The OPIC policy generally provides the following types of risk coverage:

     o Currency Inconvertibility. Certain currency restrictions, which might be imposed by the government of the Republic of Kazakhstan to prevent or defer our recovery of our investment in the Karakuduk Field, including revoking KKM's right to retain U.S. dollar proceeds from oil sales outside of Kazakhstan or to convert local currency into U.S. dollars for repayment of our investment;

     o Expropriation. Acts attributable to the government of the Republic of Kazakhstan that are violations of international law or an abrogation, repudiation or material breach of our agreements with the government. To qualify for coverage, the act of expropriation must continue without interruption for at least six months and prevent us from exercising our fundamental rights under our agreements, exercising control over our investment the Karakuduk Field, or recovering our investment in the Karakuduk Field;

     o Political Violence. The loss or impairment of our investment due to certain politically motivated violent acts, including war, revolution, insurrection, or politically motivated civil strife, terrorism and sabotage; and

     o Interference with Operations. The loss or impairment of our investment due to political violence lasting more than six months.

     While the OPIC policy provides significant political risk coverage, it does not address political risks outside of the Republic of Kazakhstan or cover every contingency within Kazakhstan. The OPIC policy does not cover commercial risks, whatsoever. If social, political, or economic strife in the region hinder KKM or our operations in a manner that is not covered by our OPIC policy, we will bear the full burden of any resulting loss or damage. If we do have a future claim under the OPIC policy, we may be required to assign all or a portion of our rights to the Karakuduk Field to OPIC before any insurance payments will be made. The OPIC policy only covers 90% of our book value of our investment in KKM, but there is no assurance any proceeds received will cover 90% of our actual losses incurred or be sufficient to cover our outstanding indebtedness repayable to our creditors.

Our limited access to transportation routes to markets may hinder our attempts to sell our oil.

     To maximize the value of our assets in Kazakhstan, we must not only extract oil, but we must also transport it to appropriate markets for sale. The exportation of oil from Kazakhstan depends on access to transportation routes, particularly the Russian pipeline system. Transportation routes are limited in number and access to them is restricted. If any of our agreements relating to oil transportation or marketing are breached, or if we are unable to renew such agreements upon their expiration, we may be unable to transport or market our oil. Also, a breakdown of the Kazakhstan or Russian pipeline systems could seriously delay or even halt our ability to sell oil. Any such event would result in reduced revenues.

     In November 1999, KKM entered into a long-term crude oil sale agreement (the "Crude Oil Sales Agreement") with Shell Trading International Limited ("STASCO"), an affiliate of Shell Capital, for the sale of 100% of KKM's oil production on the export market. STASCO will take title of KKM's crude oil at various delivery points outside of Kazakhstan. Under the terms of the Crude Oil Sales Agreement, KKM is responsible for obtaining export quotas and all other permissions from Kazakhstan, Russia, or other relevant jurisdictions, necessary to transport and deliver KKM's oil production to STASCO. The Loan requires KKM to sell all of its oil production to STASCO, unless otherwise approved by STASCO and Shell Capital.

     In January 2000, KKM entered into a marketing services agreement (the "Marketing Agreement") with KazakhOil. Under the terms of the Marketing Agreement, KazakhOil will assist KKM with export oil sales under the Crude Oil Sales Agreement, including obtaining export quotas from the government of the Republic of Kazakhstan, consulting on procedures required for the nomination and delivery of oil sales, obtaining other necessary approvals and permissions, and preparation of relevant documentation.

     Obtaining the necessary quotas and permissions to export production through the Russian pipeline system can be extremely difficult, if not impossible in certain circumstances. Although our agreements with the government of the Republic of Kazakhstan grant us the right to export, and to receive export quota, we cannot provide any assurances that we will receive export quota or any other approvals required to export and deliver our production according to the terms of the Crude Oil Sales Agreement.

     Furthermore, the government of the Republic of Kazakhstan has recently stated they may require all oil and gas producers within Kazakhstan to supply some portion of year 2000 production to local Kazakh refineries to meet domestic energy needs. The inability of KKM to sell all or part of its oil production to STASCO could result in a loss of revenue and default of the Loan.

Severe weather conditions may impede our operations in the Karakuduk Field.

     Although our business is not seasonal, severe weather conditions could impede our drilling and exploration activities. Any inability to conduct such activities could delay our discovery and production of oil.

Risks Related to Our Common Stock
---------------------------------

Since we do not currently plan to pay dividends on our common stock, you will not have cash flow from your investment.

     We have never paid cash dividends on our common stock. We do not anticipate paying any dividends on our common stock in the foreseeable future because our Loan prohibits the paying of dividends. If you need regular cash flow from your investments, you should not purchase shares of our common stock.

If the holders of outstanding warrants and options exercise these instruments, then your ownership interest may be diluted.

     As of March 31, 2000, we had outstanding warrants and options entitling the holders to purchase a total of 201,521 and 57,516 shares of our common stock, respectively. If the market price of our common stock rises, then the holders of the outstanding warrants and options could profit by exercising their warrants and options and purchasing shares. The exercise of these warrants and options may dilute your ownership interest in Chaparral. In addition, the common stock to be issued upon the exercise of warrants and options may be resold. The resale of this common stock could adversely affect the market price for such stock.

The existence of the Series A preferred stock, and the rights that attach to it, may be detrimental to the holders of common stock.

     We currently have outstanding 50,000 shares of our Series A preferred stock. The preferred stock has a liquidation preference over our common stock of $5.0 million plus accrued but unpaid dividends. Therefore, if Chaparral goes out of business, the holders of preferred stock will, after required payments to our creditors, be paid up to $5.0 million plus accrued but unpaid dividends before the holders of our common stock are entitled to any payment. Accrued dividends totaled $500,000 as of December 31, 1999.

     Furthermore, the Series A preferred stock is convertible into approximately 298,965 shares of common stock at any time. If the holders of the preferred stock convert their shares to common stock, the ownership interests that the common stockholders have in Chaparral will be diluted. The resale of this common stock could adversely affect the market price of our common stock.

     After November 30, 2002, Chaparral is required to redeem the lesser of the Series A preferred stock outstanding on such date or one-third of the largest number of shares of Series A preferred stock outstanding at any time prior to such date. We also have the right to redeem all or any portion of any shares of the Series A preferred stock before November 30, 2002. The redemption price for the Series A preferred stock is $100 per share plus accrued but unpaid dividends. Any such redemption will require us to pay out money to the holders of the Series A preferred stock. The redemption could deplete the cash reserves that would otherwise be invested in our operations.

We may issue additional preferred stock, which might have greater rights and preferences than our common stock.

     Chaparral is authorized to issue additional shares of preferred stock under its Certificate of Incorporation. Our Board of Directors has the power, without the consent of our stockholder, to issue these shares and to designate their rights and preferences. The rights and preferences could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences. Any such preferences may dilute the ownership interests of the holders of common stock or otherwise adversely affect those stockholders.

Two stockholders own a significant portion of our outstanding common stock.

     Following the conversion of the Notes, two of our stockholders, Allen and Whittier, own an aggregate of 65.4% of our outstanding common stock. Given their collective ownership, they have the ability to control the outcome of the matters submitted to a vote of our stockholders, including the election of directors.

Our common stock may lack liquidity.

     Our common stock is not widely held and has experienced very low trading volume. If a liquid trading market does not develop for our common stock, it may be difficult for you to sell our common stock, and large sales of our common stock by you or other holders of our common stock will likely depress the trading price.

                Special Note Regarding Forward-Looking Statements


     Some of the statements under "Prospectus Summary," and "Risk Factors," and elsewhere in this prospectus and in the documents incorporated by reference constitute "forward-looking statements". Forward-looking statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "estimates," "believes," "predicts," "potential," "likely," or "continue," or by the negative of such terms or comparable terminology. Forward-looking statements are predictions based on current expectations that involve a number of risks and uncertainties. Actual events may differ materially. In evaluating forward-looking statements, you should consider various factors, including the risks outlined under "Risk Factors." These factors may cause our actual results to differ materially from any forward-looking statement.

     Although we believe that these statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements, and you are encouraged to exercise caution in considering such forward-looking statements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. We are not under any duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.


                       Where You Can Find More Information

     We are subject to the information requirements of the Exchange Act and file reports and other information with the SEC. You may read and copy information concerning Chaparral at the Public Reference Room of the SEC in Washington, D.C., at 450 Fifth Street, N.W., Washington, D.C., and at its regional offices at One World Trade Center, Suite 1300, New York, New York 10048 and 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 to get information on the operation of the public reference rooms. You may also receive copies of documents from the SEC upon payment of a duplicating fee, by writing to the SEC's Public Reference Section, located at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also download information concerning Chaparral from the SEC's website at http://www.sec.gov.

     The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another prospectus filed separately with the SEC. The information incorporated by reference is deemed to be a part of this prospectus, except where the information in this document supercedes the incorporated material. The information incorporated by reference is an important part of this prospectus. Incorporated documents contain important information about Chaparral and its finances. This prospectus incorporates the following documents filed by Chaparral with the SEC by reference into this prospectus:

     o Annual Report on Form 10-K for its fiscal year ended December 31, 1999;
     o    Current Report on Form 8-K, dated March 22, 2000.

     In addition, all documents that are filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act, prior to the termination of this offering, shall be deemed to be incorporated by reference into this prospectus.

     We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference into this prospectus but not delivered with this prospectus. These documents will be provided for a reasonable fee. If you wish to receive any incorporated documents, please contact us by writing to Natalie Hairston at Chaparral Resources, Inc., 16945 Northchase Drive, Suite 1620, Houston, Texas 77060, or by calling us at (281) 877-7100.

     You should rely only on the information contained in this prospectus or the information incorporated by reference to which you have previously been referred. We have not authorized anyone to provide you with information that differs from such information. We are not making an offer of securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

     Chaparral filed a registration statement with the SEC for the rights and shares of common stock issuable upon exercise of the rights. Pursuant to SEC rules and regulations, this prospectus does not contain all of the information that you can find in the registration statement. You can read and copy the information in the registration statement in the same way that you read and copy any other information filed by Chaparral with the SEC.

                                  The Offering

Why are we selling shares through this offering?

     Chaparral is conducting this offering because doing so will allow us to raise capital, which we are required to do under the terms of our Loan. This offering is being made only to our stockholders, so that the stockholders can maintain their current percentage of ownership of Chaparral.

How you exercise your right.

     You may exercise your rights by completing and signing the subscription documents. You must send the completed and signed documents, along with payment in full of the subscription price for all of the shares of common stock that you wish to purchase, to the subscription agent. You must pay the subscription price in U.S. dollars by check drawn on a U.S. Bank or U.S. postal money order.

     Until this offering is closed, the subscription agent will hold your payment in escrow. The subscription agent will deliver certificates to you representing the shares of common stock purchased through the exercise of rights as soon as practicable after the rights expire. The subscription agent will not deliver any funds from the escrow account to Chaparral until the shares of common stock have been transferred.

     We suggest, for your protection, that you deliver your subscription documents to the subscription agent by overnight or express mail courier. If you mail your subscription documents, we suggest that you use insured registered mail. The addresses for mailing or delivery of your subscription documents and payment for the subscription price to the subscription agent are as follows:


                 By Mail:                                 By Hand or Overnight:
American Securities Transfer & Trust, Inc.     American Securities Transfer & Trust, Inc.
               P.O. Box 1596                      12039 West Alameda Parkway, Suite Z-2
          Denver, Colorado 80201-1596                    Lakewood, Colorado 80228


     If you are a broker or depositary who holds Chaparral common stock for the account of others and you receive rights certificates for the account of more than one beneficial owner, you should provide copies of this prospectus to each beneficial owner. You should also carry out their intentions as to the exercise or transfer of their rights.

When you can exercise your right.

     You may exercise your rights at any time before 5:00 p.m., Central Daylight Savings Time, on June 16, 2000. The subscription agent must receive the required documents and the payment by such date and time. We do not intend to honor any exercise of rights that the subscription agent receives after that date.

What will happen if a right is exercised in an erroneous manner?

     We will decide all questions as to the validity, form and eligibility (including times of receipt, beneficial ownership and compliance with minimum exercise provisions). We will also determine the acceptance of subscription forms and the subscription price. Alternative, conditional or contingent exercises will not be accepted. We reserve the absolute right to reject any subscriptions not properly submitted. In addition, we may reject any subscription if the acceptance of the subscription would be unlawful. We also may waive any irregularities (or conditions) in the subscription, and its interpretation of the terms and conditions of this offering shall be final and binding.

     If you are given notice of a defect in your subscription, you will have five business days after the giving of notice to correct it. You will not, however, be allowed to cure any defect later than June 16, 2000. Neither the subscription agent nor we are obligated to give you notification of defects in your subscription. Neither the subscription agent nor we will consider an exercise to be made until all defects have been cured or waived. If your exercise is rejected, the subscription agent will promptly return your payment of the subscription price.

Rule as to revocation.

     Once a holder of a right has exercised his or her right, such exercise may not be revoked. Rights that are not exercised prior to the expiration time and date will expire worthless.

What happens if this offering is canceled?

     We have the right to cancel the offering. In such event, the rights will expire and be worthless. If you exercise rights and this offering is canceled, the subscription agent will promptly return to you, without interest, any payment received in respect of the subscription price and you will not receive any shares of common stock. Chaparral has established an escrow account with the subscription agent to hold funds received prior to the closing date of this offering. The National Association of Securities Dealers has advised us that market trades in the additional shares of common stock to be issued as part of this offering will be canceled if this offering is not consummated.

Rules regarding the subscription privilege.

     Each right will allow the holder to purchase, upon payment of the subscription price, .6346 of a share of our common stock. The subscription price is $1.18 per right, which is equal to $1.86 per share, and it will not change. The certificates representing shares of common stock purchased pursuant to your subscription will be delivered to you as soon as is practicable after the expiration date and after all prorations and adjustments contemplated by the terms of the offering have been effected. We will not issue fractional shares. Therefore, your subscription will be rounded down to the nearest whole number of shares. You will receive the remaining cash rather than a fraction of a share.

What to do if you want to participate in this offering but your shares are held in the name of your broker or a custodian bank.

     If you hold shares of our common stock through a broker, dealer or other nominee, we have requested your broker, dealer or nominee notify you of this offering. If you wish to exercise your rights, you will need to have your broker, dealer or nominee send the subscription documents to you.

Effects of this offering on other securities and stock options of Chaparral.

     In addition to possible increased liquidity in our common stock and the potential reduction in the number of shares of common stock outstanding as a result of any redemptions by Chaparral, this offering will also have an effect on our Series A preferred stock, the warrant issued to Shell Capital to acquire 15% of our common stock in connection with our Loan, and our 2000 Long-term Incentive Plan that currently has 15% of our common stock reserved for issuance thereunder. The Series A preferred stock, the Shell Warrant and the 2000 Long-term Incentive Plan contain certain anti-dilution provisions. Upon consummation of this offering the following dilutive events will occur:

     o the conversion provisions of the Series A preferred stock will be adjusted such that the holders of Series A preferred stock will be entitled to acquire an additional 157,512 shares of common stock;

     o the conversion provisions of the Shell Warrant will be adjusted such that Shell Capital will be entitled to acquire an additional 15% of common stock should Shell Capital choose to exercise its conversion rights; and

     o an additional 15% of common stock will be reserved for issuance under our 2000 Long-term Incentive Plan.


Federal income tax consequences of this offering.

     The following general summary of the material federal income tax consequences of this offering is based upon the advice of Akin, Gump, Strauss, Hauer & Feld, L.L.P. ("Akin Gump"), counsel to Chaparral. It does not discuss all of the federal income tax consequences that may affect a particular investor, nor does it describe state, local, foreign or other tax consequences. This summary is based on the Internal Revenue Code of 1986, the Treasury regulations promulgated thereunder, judicial authority, and current administrative rulings in practice, all of which are subject to change, perhaps retroactively. This discussion is limited to U.S. taxpayers who hold common stock and does not include any tax consequences to holders of Series A preferred stock. Financial institutions, brokers, dealers, nominee holders of our common stock or rights, life insurance companies or tax exempt organizations and possibly other types of taxpayers may be subject to special provisions of the tax law or subject to other tax considerations not discussed below.

     Holders of common stock should consult their own tax advisors concerning the tax treatment of this offering.

     You should generally not recognize taxable income for federal income tax purposes upon receipt of the rights. Upon exercise of the right, you must allocate your basis in your old common stock between the old common stock and the right in proportion to their relative fair market values as of the date of distribution, unless the fair market value of the rights is less than 15% of the fair market value of the old common stock at the time of the distribution. Thus, after exercise of the rights you will have a basis in your new common stock equal to the sum of the exercise price of the right and proportion of your basis in your old common stock allocable to the rights. Your holding period in your stock acquired by exercise of the rights includes a holding period of the old common stock with respect to which the rights were issued. You will recognize neither a gain nor a loss upon the lapse of the rights without exercise.

This offering may not be registered in certain states.

     This offering is not being made in any state or other jurisdiction in which it is unlawful to do so, nor will we sell or accept any offers to purchase any shares of common stock from rights holders who are residents of any such state or other jurisdiction. We may delay commencing this offering in certain states or other jurisdictions, or change the terms of this offering, to comply with the securities law requirements of such states or other jurisdictions. We do not anticipate that there will be any changes in the terms of this offering. If any such change is made that is material and has a significant adverse effect on you, if you have previously exercised rights, you will be provided the opportunity to revoke such exercise. If we determine in our sole discretion that this offering may not be consummated in certain states or jurisdictions, we may decline to make modifications to the terms of this offering requested by such states or other jurisdictions, in which event rights holders resident in those states or jurisdictions will not be eligible to participate in this offering.

                                 Use of Proceeds


     We estimate the proceeds to Chaparral, upon completion of this offering, to be approximately $9,858,000 before deducting the fees and expenses related to this offering. The net proceeds will provide working capital for Chaparral through project completion pursuant to our Loan, as well as additional advances to KKM for working capital to develop of the Karakuduk Field.


                          Opinion of Financial Advisor

     We engaged Houlihan Lokey Howard & Zukin Financial Advisors, Inc., or Houlihan Lokey, to act as our financial advisor in connection with this offering.

     We instructed Houlihan Lokey, in its role as a financial advisor, to evaluate the fairness from a financial point of view, of this offering to our public stockholders. On March 23, 2000, Houlihan Lokey delivered its oral opinion to our Board of Directors (previously confirmed in writing on November 2, 1999 and updated and confirmed on March 17, 2000) to the effect that as of such date and based upon and subject to certain matters stated therein, from a financial point of view, this offering is fair to our public stockholders.

     We imposed no limitations on the scope of Houlihan Lokey's investigation or the procedures to be followed by Houlihan Lokey in rendering its fairness opinion. Houlihan Lokey's fairness opinion is for the use and benefit of our Board of Directors and was rendered to our Board of Directors in connection with this offering.

     Houlihan Lokey's fairness opinion addresses only fairness from a financial point of view of this offering to our public stockholders and does not constitute a recommendation as to how such holders or any other person should participate in this offering. Houlihan Lokey has not been requested and does not intend to further update, revise or reaffirm its fairness opinion in connection with this offering, unless requested to do so by our Board of Directors. Events that could affect the fairness of this offering, from a financial point of view, include adverse changes in industry performance or market conditions and changes to the business, financial condition and results of operations of Chaparral.

     Houlihan Lokey did not, and was not requested by us to, make any recommendations as to the form or terms of this offering, and does not express any opinion as to the fairness of any aspect of this offering not expressly addressed in its fairness opinion. Houlihan Lokey's fairness opinion also does not address Chaparral's underlying business decision to effect this offering. Houlihan Lokey was not asked to opine on and does not express any opinion as to the tax consequences of this offering, the public market values or realizable value of our common stock or the prices at which our common stock may trade following this offering.

     Houlihan Lokey is a nationally recognized investment banking firm that provides financial advisory services in connection with mergers and acquisitions, leveraged buyouts, business valuations for a variety of regulatory and planning purposes, recapitalizations, financial restructurings, and private placements of debt and equity securities. We agreed to pay Houlihan Lokey a fee of $100,000 for the preparation and delivery of its fairness opinion and an additional fee of $40,000 to update and confirm its fairness opinion. No portion of Houlihan Lokey's fee is contingent upon the successful completion of this offering. We agreed to indemnify Houlihan Lokey and its affiliates against certain liabilities, including liabilities under federal securities laws that arise out of the engagement of Houlihan Lokey.

     The full text of Houlihan Lokey's written fairness opinion, which sets forth the assumptions made, general procedures followed, factors considered and limitations on the review undertaken by Houlihan Lokey in rendering its fairness opinion is attached as Annex A and is incorporated herein by reference. The discussion of the fairness opinion below is qualified in its entirety by reference to such opinion. We urge you to read the fairness opinion in its entirety.

     In arriving at its fairness opinion, Houlihan Lokey reviewed and analyzed the following:

     o reviewed our publicly-available information, which includes our annual reports to shareholders, Form 10-K for the fiscal year ended 1998, reports on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999, respectively, which our management identified as being the most current financial information available at the time the opinion was rendered, and our press releases issued through the date of the fairness opinion;

     o reviewed the Karakuduk Field Development Study dated May 1999, which is not publicly available;

     o met with certain members of our senior management to discuss our operations, financial condition, future prospects and projected operations and performance, and spoke with representatives of our legal counsel and independent accountants to discuss certain matters;

     o    visited certain of our facilities and offices;

     o reviewed certain confidential forecasts and projections, which are not publicly available, prepared by our management as of approximately September 21, 1999, for review by Shell Capital in connection with our Loan, for the years ending December 31, 1999 through 2019, which reflect among other things production levels, capital expenditures, and oil price assumptions;

     o reviewed a draft of our registration statement on Form S-3 for the this offering;

     o reviewed a draft of our Schedule 14A, Information Required in Proxy Statement;

     o reviewed the historical market prices and trading volumes for our common stock;

     o reviewed certain other publicly available financial information for certain companies that Houlihan Lokey deemed comparable to Chaparral, and publicly available prices and premiums paid in other transactions that Houlihan Lokey considered similar to this offering; and

     o conducted such other studies, analyses and inquiries as Houlihan Lokey deemed appropriate.

     In order to determine the fairness, from a financial point of view, of this offering to our public stockholders, Houlihan Lokey conducted several analyses, including the following:

     o a discounted cash flow analysis whereby projected cash flows were discounted to determine our present enterprise value;

     o a market valuation approach whereby our proven reserves were multiplied by a risk adjusted multiple based upon a comparison between us and the comparable companies to determine our enterprise value; and

     o    various other analysis.

     Comparable Company Analysis. Using publicly available information, Houlihan Lokey compared selected financial data of Chaparral with similar data of various companies engaged in businesses considered by Houlihan Lokey to be comparable to us, including American International Petroleum Corp., Benton Oil & Gas Co., Carrizo Oil & Gas Inc., Exploration Co., Harken Energy Corp., Hurricane Hydrocarbons Ltd., Seven Seas Petroleum, Ocean Energy Inc., Pogo Producing Co., Range Resources Corp., Union Pacific Resources Grp., and Enron Oil & Gas. For each of the comparable companies, Houlihan Lokey calculated, reviewed and analyzed numerous financial and operating performance ratios, as well as numerous market capitalization ratios, such as the enterprise value (aggregate equity plus total interest-bearing debt) to proven reserves. The multiple of enterprise value to proven reserves for primary comparable companies ranged from
1.61 to 40.10 with 4.29 as the mean of the multiple of enterprise value to proven reserves for primary comparable companies.

     There are significant inherent differences between our business, operation, and prospect and those of the comparable companies, including differences between companies that have fields currently in production and pre-production companies, differences in quality of crude oil and relative market values of various types of crude oil, differences in transportation costs, differences in customer base, differences in the number of and location of the fields and differences in relative overall proven reserves. Accordingly, Houlihan Lokey believed that it was inappropriate to, and therefore did not, rely solely on the above-described quantitative results of the comparable company analysis and accordingly also made qualitative judgments concerning differences between our financial and operating characteristics and prospects and those of the comparable companies that would, in Houlihan Lokey's opinion, affect the public market valuation of such companies.

     Based upon the aforementioned analyses, our indicated enterprise value ranged from a low of approximately $8.9 million to a high of $10.8 million.

     Discounted Cash Flow Approach. Houlihan Lokey utilized management's cash flow projections for Chaparral for the fiscal years ending December 31, 1999 through 2019. The net present value of the cash flows for the applicable periods was determined in two ways. The first method involved application of discount rates ranging from 14.0% to 16.0%. Based on our management's projections and this analysis, Houlihan Lokey calculated indications of the range of our enterprise value of between $8.0 million and $10.06 million.

     The second method used to determine our enterprise value based on the discounted cash flow approach involved application of specific discount rates to each category of projected cash inflows and cash outflows. The discount rates ranged from 10.0% to 22.0%. The specific discount rate that was applied to a category of cash flow or cash uses was determined based on the perceived risk of the cash inflow or outflow. Based on our management's projections and this analysis, Houlihan Lokey calculated an indication of our enterprise value of $6.2 million.

     Consideration of Publicly Traded Price. Houlihan Lokey reviewed the historical market prices and trading volumes for our common stock and determined that the market price is based on speculation, historically thin trading volume and other factors, including unavailability to the public of certain information that was provided to Houlihan Lokey for its review, and thus was not indicative of the fair market value of our common stock as of the date of March 17, 2000.

     Equity Value. Houlihan Lokey's use of the comparable company approach and the two forms of discounted cash flow analyses resulted in a concluded range of our enterprise values of $8.9 million to $10.8 million, the high end of the low and high indications of value. After adding our cash of approximately $85,000 as of March 7, 2000 and subtracting our debt of approximately $13.4 million as of March 17, 2000, Houlihan Lokey arrived at an aggregate valuation of our equity ranging from -$4.4 million to -$2.5 million. In conclusion, Houlihan Lokey's analyses indicated that this offering is fair, from a financial point of view, to our public stockholders.

     In arriving at its fairness opinion, Houlihan Lokey reviewed key economic and market indicators, including growth in gross domestic product, inflation rates, interest rates, consumer spending levels, manufacturing productivity levels, unemployment rates and general stock market performance. Houlihan Lokey's opinion is based on the business, economic, market and other conditions as they existed as of March 17, 2000 and on the projected financial information provided to Houlihan Lokey as of such date. In rendering its opinion, Houlihan Lokey has relied upon and assumed, without independent verification, that the historical and projected financial information provided to Houlihan Lokey by us was reasonably and accurately prepared based upon the best current available estimates of the financial results and condition of Chaparral taken as a whole. Houlihan Lokey did not independently verify the accuracy or completeness of the information supplied to it with respect to Chaparral and does not assume responsibility for it. Houlihan Lokey did not make any independent appraisal of our properties or assets.

     The summary set forth above describes the material points of more detailed analyses performed by Houlihan Lokey in arriving at its fairness opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and application of those methods to the particular circumstances and is therefore not readily susceptible to summary description.

     In arriving at its opinion, Houlihan Lokey made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Houlihan Lokey believes that its analyses and summary set forth herein must be considered as a whole. In its analysis, Houlihan Lokey made numerous assumptions with respect to Chaparral, industry performance, general business, economic, political, market and financial conditions and other matters, many of which are beyond the control of Chaparral. The estimates contained in such analyses are not necessarily indicative of actual values or predictive of future results or values, which may be more or less favorable than suggested by such analyses. However, there were no specific factors reviewed by Houlihan Lokey that did not support its opinion. Additionally, analyses relating to the value of businesses or securities are not appraisals. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty.


                         Federal Income Tax Consequences

     The following general summary of the material federal income tax consequences of this offering is based upon the advice of Akin Gump. It does not discuss all of the federal income tax consequences that may affect a particular investor, nor does it describe state, local, foreign or other tax consequences. This summary is based on the Internal Revenue Code of 1986, the Treasury regulations promulgated thereunder, judicial authority, and current administrative rulings in practice, all of which are subject to change, perhaps retroactively. This discussion is limited to U.S. taxpayers that hold common stock and does not include any tax consequences to holders of Series A preferred stock. Financial institutions, broker dealers, nominee holders of our common stock or rights, life insurance companies or tax exempt organizations and possibly other types of taxpayers may be subject to special provisions of the tax law or subject to other tax considerations not discussed below.

     Holders of common stock should consult their own tax advisors concerning the tax treatment to them of this offering.

     You should generally not recognize taxable income for federal income tax purposes upon receipt of the rights. Upon exercise of the right, you must allocate your basis in your old common stock between the old common stock and the right in proportion to their relative fair market values as of the date of distribution, unless the fair market value of the rights is less than 15% of the fair market value of the old common stock at the time of the distribution. Thus, after exercise of the rights you will have a basis in your new common stock equal to the sum of the exercise price of the right and proportion of your basis in your old common stock allocable to the right. Your holding period in your stock acquired by exercise of the rights includes a holding period of the old common stock with respect to which the rights were issued. You will recognize neither a gain nor a loss upon the lapse of the rights without exercise.

              Disclosure of Commission Position on Indemnification
                         for Securities Act Liabilities

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers or persons controlling Chaparral pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.




                                  Legal Matters

     Akin Gump of Houston, Texas, passed on the validity of the shares of common stock offered in this prospectus by Chaparral. Akin Gump owns 107,527 shares of our common stock. In addition, Robert Strauss, a partner of Akin Gump, is the trustee of a trust that owns 188,172 shares of our common stock.

                                                                         ANNEX A


       [HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC. LETTERHEAD]


March 17, 2000


Board of Directors
Chaparral Resources, Inc.
16945 Northchase
Suite 1620
Houston, TX 77060


We understand that Chaparral Resources, Inc. (the "Company") recently issued $13,339,769 aggregate principal amount 8% Non-Negotiable Convertible Subordinated Promissory Notes in part to repay existing term debt (the "Convertible Debt"). We further understand that the Convertible Debt will be converted, subject to shareholder approval, into newly-issued shares of Company common stock based upon a ratio of $1.86 per share of Company common stock (the "Conversion"). We further understand that the Company publicly announced a $24 million debt financing (the "Financing") with Shell Capital Services Limited ("Shell") and certain other lenders, and in connection with the Financing the Company issued to Shell a warrant to purchase up to 15% of the Company's outstanding common stock, subject to certain anti-dilution provisions, at an exercise price of $15.45 per share. We further understand that the Company is considering a $6 to $10 million rights offering whereby its shareholders following the Conversion will be accorded the right to purchase newly issued shares of stock at a price of $1.86 per share based upon each shareholder's proportionate shareholdings (the "Rights Offering"). We further understand that to fulfill a covenant of the loan agreement with Shell, two of the Company's largest stockholders; namely, Allen & Company Incorporated and Whittier Ventures, LLC, have undertaken to subscribe for and purchase their full pro rata portion of the Rights Offering. We further understand that if the Conversion is not approved by the Company's shareholders, the interest rate on the Convertible Debt will be increased to the lesser of 25% per annum or the maximum rate allowed by applicable law. The Conversion and the Rights Offering are collectively referred to as the "Transaction."

You have requested our opinion (the "Opinion") as to the matters set forth below. The Opinion does not address the Company's underlying business decision to effect the Transaction. We have not been requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company or its assets. Furthermore, at your request, we have not negotiated the Transaction or advised you with respect to alternatives to it.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

     1. reviewed the Company's publicly-available information, which includes annual reports to shareholders and Form 10-K for the fiscal years ended 1998, quarterly reports on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999, respectively, which the Company's management has identified as being the most current financial information available, and press releases issued by the Company through the date of this letter;

     2. reviewed the Karakuduk Field Development Study prepared by the Company dated May 1999, which is not publicly available;

     3. met with certain members of the senior management of the Company to discuss the operations, financial condition, future prospects and projected operations and performance of the Company, and spoke with representatives of the Company's legal counsel to discuss certain matters;

     4. visited certain facilities and business offices of the Company;

     5. reviewed certain confidential forecasts and projections, which are not publicly available, prepared by the Company's management as of approximately September 21, 1999, for review by Shell in connection with the Financing, with respect to the Company for the years ending December 31, 1999 through 2019, which reflect among other things production levels, capital expenditures, and oil price assumptions (the "Projections");

     6. reviewed a draft of the registration statement on Form S-3 for the Rights Offering;

     7. reviewed a draft of the Schedule 14A, Information Required in Proxy Statement for the Conversion;

     8. reviewed the historical market prices and trading volume for the Company's common stock (the "Stock Price");

     9. reviewed certain other publicly available financial information for certain companies that we deem comparable to the Company, and publicly available prices and premiums paid in other transactions that we considered similar to the Transaction; and

     10. conducted such other studies, analyses and inquiries as we have deemed appropriate. We have relied upon and assumed, without independent verification, that the Projections provided to us have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of the Company taken as a whole, and that there has been no material change in the assets, financial condition, business or prospects of the Company or any of its subsidiaries since the date of the most recent financial statements made available to us. We understand that the Financing has occurred.

We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Company, and we do not assume any responsibility with respect to it. We have not made any physical inspection or independent appraisal of any of the properties or assets of the Company or its subsidiaries. Our Opinion is necessarily based on business, economic, political, market and other conditions as they exist and can be evaluated by us at and as of the date of this letter.

As discussed above, we have reviewed the Stock Price and have determined that it is based on speculation, historically thin trading volume and other factors, including unavailability to the public of certain confidential information that has been provided to us for our review, and thus is not indicative of the fair market value of the Company's common stock at and as of the date of this letter.

We have not reviewed any final documents in connection with the Conversion or the Rights Offering and have thus relied upon management's representations regarding their respective financial terms and conditions.

Based upon the foregoing, and in reliance thereon, it is our opinion that the Transaction is fair to the public stockholders of the Company from a financial point of view.

/s/ Houlihan Lokey Howard & Zukin Financial Advisors, Inc.
----------------------------------------------------------
HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.

================================================================================



                                5,300,000 Shares





                                    CHAPARRAL
                            CHAPARRAL RESOURCES, INC.




                                  Common Stock






                               P R O S P E C T U S















                              ______________, 2000


No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with this offering and, if given or made, such information or representation must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction in which such offer to sell or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation.


================================================================================

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  Other Expenses of Issuance and Distribution

     The estimated expenses in connection with the issuance and distribution of the securities being registered set forth in the following table. Each amount, except for the SEC fees, is estimated.

SEC registration fees ............................................      $  2,603
The Nasdaq National Market application and listing fees ..........        17,500
Transfer agents' and registrar's fees and expenses ...............       125,000
Printing and engraving expenses ..................................        10,000
Legal fees and expenses ..........................................       200,000
Accounting fees and expenses .....................................       100,000
Blue sky fees and expenses .......................................        25,000
Miscellaneous ....................................................         4,897
                                                                        --------
     Total .......................................................      $485,000
                                                                        ========



ITEM 15.  Indemnification of Directors and Officers

     Chaparral may indemnify its officers and directors against liability that they may incur in their capacity as officers and directors. The Delaware General Corporation Law gives Chaparral the power, under specified circumstances, to indemnify its directors, officers, employees and agents in connection with threatened, pending or completed actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in right of the corporation), brought against them by reason of the fact that they were or are such directors, officers, employees or agents, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in any such action, suit or proceeding.

     Our Certificate of Incorporation and our Bylaws provide for indemnification of each person who is or was made a party to any actual or threatened civil, criminal, administrative or investigative action, suit or proceeding because such person is or was an officer or director of Chaparral, or is a person who is or was serving, at our request, as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service relating to employee benefit plans, to the fullest extent permitted by the Delaware General Corporation Law as it existed at the time the indemnification provisions of our Certificate and Bylaws were adopted or as may be thereafter amended. Our Certificate and Bylaws expressly provide that they are not the exclusive methods of indemnification.

     The Delaware General Corporation Law also allows to limit or eliminate the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders,
(ii) for its or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) or (iv) for any transaction from which the director derived an improper personal benefit. Our Certificate of Incorporation contains a provision that limits or eliminates directors' liability in such a manner.

     In addition, our Bylaws allow us to maintain insurance to protect Chaparral and any of our directors, officers, employees or agents, or such parties of another entity, against any expense, liability, or loss, regardless of whether we would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

     Chaparral hereby undertakes that:

     (i) For purposes of determining any liability under the Securities Act, the information omitted from the form prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by Chaparral pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (ii) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Chaparral pursuant to the foregoing provisions, or otherwise, Chaparral has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Chaparral of expenses incurred or paid by a director, officer or controlling person of Chaparral in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Chaparral will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 16.  Exhibits

Exhibit No.               Description and Method of Filing
-----------               --------------------------------

2.1 Stock Acquisition Agreement and Plan of Reorganization dated April 12, 1995 between Chaparral Resources, Inc., and the Shareholders of Central Asian Petroleum, Inc., incorporated by reference to Exhibit
            2.1 to Chaparral Resources, Inc.'s Quarterly Report on Form 10-Q for the quarter ended May 31, 1995.

2.2 Escrow Agreement dated April 12, 1995 between Chaparral Resources, Inc., the Shareholders of Central Asian Petroleum, Inc. and Barry W. Spector, incorporated by reference to Exhibit 2.2 to Chaparral Resources, Inc.'s Quarterly Report on Form 10-Q for the quarter ended May 31, 1995.

2.3 Amendment to Stock Acquisition Agreement and Plan of Reorganization dated March 10, 1996 between Chaparral Resources, Inc., and the Shareholders of Central Asian Petroleum, Inc., incorporated by reference to Chaparral Resources, Inc.'s Registration Statement No. 333-7779.

Exhibit No.               Description and Method of Filing
-----------               --------------------------------

**4.1       Form of Right Certificate.

**5.1       Opinion of Akin, Gump, Strauss, Hauer & Feld, L.L.P.

**8.1       Opinion of Akin, Gump, Strauss, Hauer & Feld, L.L.P. regarding Tax
            Matters

*23.1       Consent of Ernst & Young LLP.

*23.2       Consent of Ernst & Young Kazakhstan.

*23.3 Consent of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. re: Fairness Opinion

*23.4       Consent of Ryder Scott Company Petroleum Engineers.

*24.1 Power of Attorney (included on the signature pages on this Registration Statement on Form S-3).

*27         Financial Data Schedule.

**99.1      Form of Instructions to Stockholders as to Use of Rights.

**99.2      Form of Letter to Stockholders who are Record Holders.

**99.3      Form of Letter to Stockholders who are Beneficial Holders.

*    Filed herewith
**   To be filed by amendment.

     Statements in this prospectus concerning those documents and any document filed as an exhibit to the registration statement are not necessarily complete. Each of those statements is qualified in its entirety by reference to the complete document. The exhibits to the prospectus, filed with the SEC, may be inspected, copied, and obtained by mail from the SEC. Also, these documents will also be available for inspection and copying, for a reasonable fee, at the principal executive offices of Chaparral Resources, Inc., located at 16945 Northchase, Suite 1620, Houston, Texas 77060, during regular business hours by any interested shareholder, or by his or her duly authorized representative, so designated in writing.

ITEM 17.  Undertakings

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

     The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on April 5, 2000.


                                               CHAPARRAL RESOURCES, INC.

                                               By: /s/ John G. McMillian
                                                   -----------------------------
                                                   John G. McMillian
                                                   Co-Chairman of the Board and
                                                   Chief Executive Officer

                                POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS that each person whose signature appears below constitutes and appoints John G. McMillian and James A. Jeffs, and each of them, with the power to act without the other, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her in his or her name, place and stead, in any and all capacities, to sign on his behalf individually and in each capacity stated below any or all amendments or post-effective amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in the amount the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


By:  /s/ John G. McMillian     Title:   Co-Chairman of the   Date: April 5, 2000
     -----------------------            Board and Chief
     John G. McMillian                  Executive Officer
                                        (Principal Executive Officer)

By:  /s/ Michael B. Young      Title:   Treasurer and        Date: April 5, 2000
     -----------------------            Controller (Principal
     Michael B. Young                   Financial and
                                        Accounting Officer)

By:  /s/ James A. Jeffs        Title:   Co-Chairman of the   Date: April 5, 2000
     -----------------------            Board
     James A. Jeffs

By:  /s/ David A. Dahl         Title:   Director             Date: April 5, 2000
     -----------------------
     David A. Dahl

By:  /s/ Richard L. Grant      Title:   Director             Date: April 5, 2000
     -----------------------
     Richard L. Grant

By:  /s/ Ted Collins, Jr.      Title:   Director             Date: April 5, 2000
     -----------------------
     Ted Collins, Jr.